FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Tomás González
tgonzalez@endesa.cl
For further information contact:
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Suzanne Sahr
jfmv@endesa.cl	ssc@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2004

(Santiago, Chile, October 28, 2004) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended September 30, 2004. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (GAAP) as required by Chilean authorities (FECU). September 2003 figures have been adjusted by the CPI variation year-to-year, equal to 1.6%. The figures expressed in US Dollars were calculated based on the September 30, 2004 exchange rate of 608.9 pesos per dollar.

The consolidated financial statements of Endesa-Chile for the period ended September 30, 2004, include all of the Company’s Chilean subsidiaries, as well as its Argentinean subsidiaries (Hidroeléctrica El Chocón S.A. and Central Costanera S.A), its Colombian subsidiaries (Central Hidroeléctrica de Betania S.A. and EMGESA), its Brazilian subsidiary (Centrais Elétricas Cachoeira Dourada S.A.), and its Peruvian subsidiary (Edegel).

Highlights for the Period

Both operating income and the non-operating result showed improvements over the year before, amounting to US$455.1 million and a negative value of US$205.7 million respectively to produce an income before taxes at September 2004 of US$270.3 million, an increase of US$8.3 million compared to the same period 2003. Income tax as of September 2004 amounted to US$121.0 million, 129% higher than at September 2003 mainly as a result of a tax credit in Argentina in 2003 due to the recognition of the effects of the tax losses caused by the devaluation of the Argentine peso in year 2002.

The last translate into a reduction in net income of Endesa-Chile when compared to the same period of 2003, reaching US$97.3 million to September 2004 compared to US$112.4 million at September 2003. It is important to point out that during the period July-September 2004 the net income amounted US$42.6 million compared to US$32.4 million compare to the same quarter of 2003.

The principal events occurring during this period of 2004 are:

a)

The commercial operation of Endesa-Chile’s last hydro facility investment, the Ralco plant on the Central Interconnected System (SIC), the first unit on September 6 and the second unit on September 20, contributing a total installed capacity above that originally projected (570 MW). This greater capacity together with a late improvement in the country’s hydrology this year will enable it to contribute very significantly to meeting the strong growth in energy demand on the Central Grid System (SIC) over the next few years.

b)

Changes in the Chilean electricity sector scenario as a result of the natural gas crisis in Argentina leading to a rising price trend in the electricity market, including the chilean node price which in may of 2004 was adjusted to take into account the higher cost of thermal generation due to the gas restrictions, and later, in the recently announced node price for the November 2004-april 2005 incorporates changes in the power plant projections or works plan, including alternative technologies to natural gas as the means to satisfy the future capacity requirements of the Chilean electricity system.

c)

Normalization of the contractual commercial relations between our subsidiary in Brazil, Cachoeira Dourada, and its principal customer, the Goias State distribution company, CELG, reflected in an improvement in the subsidiary’s financial statements. This includes a 71% increase in operating income for the period January to September 2004, compared to the same period of 2003.

d)

Positive signs from the Argentine authorities in terms of the process for correcting electricity sector prices, starting in February with a first adjustment to the seasonal price for large users and commercial customers, followed in May with the transfer of the new natural gas price to variable generating costs as recognized by the authority, leading to an increase in the spot price for generating companies and the recent increase in the seasonal price in force from September 1.

e)

Publication of the tariff adjustment for energy generation in Peru, covering the period November 2004-April 2005 which determines a 18.8% increase in the monomic price, compared to that set for May 2004. This increase has responded to a better estimate of the works plan, a positive adjustment of demand growth, higher fuel costs and an improved forecast of the capacity price.

f)

A strong increase in electricity demand in the countries where we operate, with growth in the nine-month period to September 2004, compared to 2003, being of 7.2% in the case of Argentina, 5,2% in Brazil, 2.8% in Colombia, 7.8% in Chile’s principal power grid and 5.7% in Peru.

g)

A 7.2% reduction in financial expenses of US$18.7 million from January to September 2004 compared to the same period of 2003, reflecting the positive impact of the financial strengthening plan, which concluded in 2003.

TABLE OF CONTENTS

HIGHLIGHTS FOR THE PERIOD	1
TABLE OF CONTENTS	3
CONSOLIDATED INCOME STATEMENT (Chilean GAAP, Thousand US$)	4
CONSOLIDATED INCOME STATEMENT (Chilean GAAP, Million Ch$)	5
MAIN EVENTS DURING THE PERIOD	6
OPERATING INCOME	7
NON OPERATING INCOME	8

CONSOLIDATED BALANCE SHEET ANALYSIS	9
Assets (Chilean GAAP, Thousand US$)	9
Assets (Chilean GAAP, Million Ch$)	9
Liabilities (Chilean GAAP, Thousand US)	9
Liabilities (Chilean GAAP, Million Ch$)	9
Indicator	10

CONSOLIDATED BALANCE SHEET (Chilean GAAP)	11
Assets (Million Ch$, Thousand US$)	11
Liabilities and shareholder’s equity (Million Ch$, Thousand US$)	12

CONSOLIDATED CASH FLOW (Chilean GAAP)	13
Effective cash flow (Thousand US$)	13
Effective cash flow (Million Ch$)	13

CASH FLOW FROM FOREIGN OPERATIONS (Chilean GAAP)	13
Effective cash flow (Million US$)	13

CONSOLIDATED CASH FLOW (Chilean GAAP)	14
Cash flows originated from operating activities (Million Ch$, Thousand US$)	14
Cash flows originated from financing activities (Million Ch$, Thousand US$)	14
Cash flows originated from investing activities (Million Ch$, Thousand US)	14

MOST IMPORTANT CHANGES IN THE MARKETS WHERE THE COMPANY OPERATES	15

MARKET RISK ANALYSIS	18

EXCHANGE AND INTEREST RATE RISK ANALYSIS	19

BUSINESS INFORMATION. MAIN OPERATING FIGURES	20

ENDESA-CHILE’S OPERATING INCOME BREAK DOWN BY COUNTRY (Chilean GAAP)	22

ENDESA-CHILE’S OWNERSHIP STRUCTURE	23

CONFERENCE CALL INVITATION	24

Consolidated Income Statement
(Chilean GAAP, thousand US$)

Table 1.1

(Chilean GAAP, Thousand US$)

	As of Sept.2003	As of Sept.2004	Variation	% Var.

Operating Revenues	1,222,107	1,321,163	99,056	8.1%
Operating Expenses	(729,789)	(825,456)	(95,666)	(13.1%)

Operating Margin	492,318	495,707	3,389	0.7%

SG&A	(39,078)	(40,639)	(1,561)	(4.0%)

Operating Income	453,240	455,068	1,829	0.4%

Net Financial Income (Expenses)	(243,510)	(224,340)	19,169	7.9%
Interest Income	18,375	18,816	441	2.4%
Interest Expense	(261,884)	(243,156)	18,728	7.2%
Net Income from Related Companies	34,804	30,441	(4,363)	(12.5%)
Equity Gains from Related Companies	35,041	30,546	(4,495)	(12.8%)
Equity Losses from Related Companies	(236)	(105)	131	55.5%
Net other Non Operating Income (Expense)	(13,439)	(25,943)	(12,503)	(93.0%)
Other Non Operating Income	54,476	25,172	(29,304)	(53.8%)
Other Non Operating Expenses	(67,915)	(51,115)	16,801	24.7%
Positive Goodwill Amortization	(2,125)	(1,947)	178	8.4%
Price Level Restatement	519	2,038	1,520	293.1%
Exchange differences	11,833	14,065	2,232	18.9%

Non Operating Income	(211,918)	(205,686)	6,232	2.9%

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	241,321	249,383	8,061	3.3%

Income Tax	(52,845)	(120,953)	(68,108)	(128.9%)
Extraordinary Items	-	-	-
Minority Interest	(96,778)	(52,098)	44,680	46.2%
Negative Goodwill Amortization	20,737	20,966	229	1.1%

NET INCOME	112,435	97,297	(15,138)	(13.5%)

Consolidated Income Statement
(Chilean GAAP, Million Ch$)

Table 1.2

(Chilean GAAP, Million Ch$)

	As of Sept. 2003	As of Sept. 2004	Variation	% Var.

Operating Revenues	744,141	804,456	60,315	8.1%
Operating Expenses	(444,369)	(502,620)	(58,251)	(13.1%)

Operating Margin	299,772	301,836	2,064	0.7%

SG&A	(23,795)	(24,745)	(950)	(4.0%)

Operating Income	275,978	277,091	1,114	0.4%

Net Financial Income (Expenses)	(148,273)	(136,601)	11,672	7.9%
Interest Income	11,188	11,457	269	2.4%
Interest Expense	(159,461)	(148,058)	11,404	7.2%
Net Income from Related Companies	21,192	18,535	(2,657)	(12.5%)
Equity Gains from Related Companies	21,336	18,600	(2,737)	(12.8%)
Equity Losses from Related Companies	(144)	(64)	80	55.5%
Net other Non Operating Income (Expense)	(8,183)	(15,796)	(7,613)	(93.0%)
Other Non Operating Income	33,171	15,327	(17,843)	(53.8%)
Other Non Operating Expenses	(41,354)	(31,124)	10,230	24.7%
Positive Goodwill Amortization	(1,294)	(1,185)	108	8.4%
Price Level Restatement	316	1,241	926	293.1%
Exchange differences	7,205	8,564	1,359	18.9%

Non Operating Income	(129,037)	(125,242)	3,795	2.9%

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	146,941	151,849	4,909	3.3%

Income Tax	(32,178)	(73,649)	(41,471)	(128.9%)
Extraordinary Items	-	-	-
Minority Interest	(58,928)	(31,722)	27,206	46.2%
Negative Goodwill Amortization	12,627	12,766	139	1.1%

NET INCOME	68,462	59,244	(9,217)	(13.5%)

Main Events during the Period

Investments

The completion of the Ralco project, with its commissioning on September 6 and 20, 2004, concludes the company’s largest investment project in the last 10 years. Its original estimated installed capacity was 570 MW but its total capacity as demonstrated during the turbine testing stages was seen to be greater. The company has presented to the environmental authority a request to expand its installed capacity to 690 MW.

Chilean Tariffs and Legislation

The node price setting process for the Central Electricity Grid (SIC) ended with a Definitive Report in October 2004, which was provided by the authority to the companies on October 19. On this occasion, the free average price band came into operation. Changes were also introduced to energy and capacity penalization factors by which prices on the different system nodes are defined.

For Endesa-Chile, this price setting implies an increase in the average regulated customer billing price of 6.5% in chilean peso terms and 4.3% in dollar terms, compared to the average price set in April 2004.

Financing

During the first quarter of the year, the company signed a syndicated loan for a total of US$250 million at Libor plus a spread of 1.15% to refinance bank debts and release the guarantees given by its subsidiaries Pehuenche and Pangue and lift certain borrowing and investment restrictions. The company also refinanced a syndicated loan with BNP Paribas amounting to US$60.4 million on similar conditions to the first-mentioned loan.

In September 2004, final documentation was signed of a refinancing agreement for a loan to Central Costanera in Argentina amounting to US$47.7 million, at Libor plus a spread of 4.875%, extending maturities from September 2004 to June 2006.

Endesa-Chile’s subsidiary in Peru during 2004 has made 4 bond issues on the local capital market totaling a sum of approximately US$35 million.

Emgesa, Endesa-Chile’s subsidiary in Colombia, has begun the process for a local bond issue for an amount of around US$90 million by registering the program with that country’s Superintendency of Securities.

Sustainability

In July 2004, the Institutional Investor Research Group chose Endesa-Chile in the Electric Utilities category, as the best Latinoamerican Company in Corporate Governance. The study was based on researches among the most important agents on the Finance Industry, including portfolio managers, investment banks and market analysts among others.

On September 13th of 2004, the Company formally subscribed to the nine principals of Global Compact, a worldwide plan of action created by the United Nations oriented towards the ethics that companies involve this principles to its strategies and operations, pointing to protect matters of Human rights, environment and work itself. This represents an important step in the sustainable development social entrepreneurship responsibility.

Endesa-Chile has recently improved its international evaluation in Corporate Sustainability and can retain the logo as a member of the Dow Jones Sustainability Index during 2005, as in 2004. By September 30, it had also obtained certification under the international ISO 14001 standard of 75.4% of its installed capacity in Latin America.

Operating Income

The Company’s consolidated revenues to September 2004 increased by 8% over the same period of 2003 to US$1,321.2 million. Physical electricity sales grew by 5% and the average sale price also increased. Endesa-Chile’s consolidated operating expenses amounted to US$825.5 million to September 2004, an increase of 13% when compared to the same period of 2003, mainly as a result of the higher fuel costs for thermal generation whose costs increased to US$170.8 million. Electricity generation increased by 11%, 3,418 GWh, all provided by thermal generation but allowing the Company to reduce its energy purchases by 22%, the equivalent of 1,478 GWh.

The consolidated operating income for the period to September 2004 amounted to US$455.1 million, 0.4% more than in the same period of 2003. The improved operating results during the period were mainly due to higher results in Brazil and Colombia.

Operating income from Chile’s operations to September represents 38% of the Company’s total consolidated operating income. This amounted to US$172.1 million, a US$24.1 million decrease compared to the same period of 2003, equivalent to US$24.1 million, basically as a consequence of reduced sales revenues and higher variable operating expenses. This result is heavily affected by the reduced income reported for the first quarter of this year. Physical sales as of September of 2004 are lower than the same period of 2003, however, physical sales between July to September 2004 amounted 5,067 GWh, higher than the same months of 2003, where amounted physical sales by 4,672 GWh. Hydroelectric generation to September 2004 also shows a reduction due to the relatively low level of hydrology during the first half of the year but, as in the case of total sales volumes, there was a recovery in the third quarter which enabled operating expenses to be reduced from US$12.9 million between July to September of 2003 to US$12.3 million in the same period of 2004.

In Argentina, operating income for the period January-September 2004 was US$43.4 million, representing 10% of Endesa-Chile’s total operating income for the period. This figure compares to US$45.4 million for the same period of 2003. The Argentine business shows a significant 30% increase in sales to US$206.7 million, reflecting the strong increase in electricity demand. The 52% increased sales of the subsidiary Central Costanera to September 2004, affected by the capacity of the Costanera plant to operate not only with natural gas but also with fuel oil, are offset by reduced sales by El Chocon due to the low hydrology in the Comahue area. The proportion supplied by thermal generation rose from 44% in the year to September 2003 to 69% in 2004. The cost of sales therefore rose by 45% to US$160.1 million. Fuel costs for the period increased by 295% due to the gas restrictions in the Argentine market, which led Costanera to increase its generation with liquid fuels.

The operating income of our Brazilian subsidiary, Cachoeira Dourada, represents 4% of Endesa-Chile’s consolidated operating income in the first nine months of 2004. This amounts to US$16.3 million, 71% higher than the period to September 2003 and reflecting the achievements made in resolving the company’s commercial dispute with its main customer, Celg. Operating revenues increased by 10% compare to the same period of 2003, to US$51.1 million. Sales with respect to the second half of 2003 were invoiced and a final agreement was reached with respect to the payment of outstanding debt due by Celg to Cachoeira Dourada favored by the announcement of a tariff increase by the Brazilian electricity regulator Aneel which will include a percentage for enabling it to repay this debt. Cachoeira Dourada’s generating volume rose by 15% over the same period of 2003 as a result of growing demand and favorable hydrology.

In Colombia, operating income for the period to September 2004 was US$155.1 million, representing a 32% increase over the same period of 2003, and contributing 34% of Endesa-Chile’s total operating income. The subsidiary Emgesa produced operating income of US$133.6 million and Betania US$21.5 million, increases of US$22.5 million and US$15.3 million respectively over the same period of 2003. Energy sales revenues rose by 15% as a result of stronger market demand and good hydrology, resulting in a two percentage-point increase our market share in Colombia. Physical sales rose by 886 GWh and generation by 1,087 GWh, with a smaller thermal generation contribution, thus enabling energy purchases and fuel costs to be reduced compared to the same period of 2003.

Operating income of the subsidiary Edegel in Peru for the nine months to September 2004 fell amounted to US$68.2 million compared to US$84.9 million of the same period of 2003. Revenues increased by 11% or US$16.6 million to a total of US$170.0 million. Sales volumes were down when compared to the previous year due to low hydrology in the area, but the subsequent increase in prices, also affected by the increase in international fuel prices, allowed this fall to be offset. However, the reduced hydrology also affected the company’s cost of sales, which increased by US$33.3 million compared to September 2003, to a new total of US$92.3 million. Edegel’s physical electricity generation to September 2004 fell by 7% to 3,172 GWh, hydroelectric generation declining by 478 GWh and thermal generation rising by 237 GWh, thus leading to higher fuel costs and larger energy purchases.

The consolidated Cash Flows from Operations (Operating income + Depreciation & Operating Amortization) reached US$674.6 million during third quarter of 2004, 5.4% increased compared to the same period of 2003. The distribution by country of the EBITDA adjusted by ownership shows that Chile contributes with 55.8%, Colombia with 15.5%, Brazil with 8.2%, Peru with 8.3% and Argentina with 12.2%.

Non-Operating Income

In terms of its non-operating results, the Company showed a consolidated negative value as of September 2004 lower than the same period of 2003, amounted to a negative value of US$205.7 million, or 3% better results. Net financial expenses reduced by US$19.2 million and other non-operating expenses by US$16.8 million, which is offset by US$29.3 million of lower non-operating income and a reduced net income from related companies as of September 2004 amounted to US$30.4 million, or a lower amount of US$4.4 million.

Net Income from related companies. The decrease of US$4.4 million on net income from related companies is mainly due to the performance of the chilean related company Gasatacama, that operates in the chilean northern grid system as a consequence of the higher costs of using alternative fuels rather than natural gas coming from Argentina.

Net Financial Income (Expenses). US$19.2 million decrease in net financial expenses, reflecting the positive impact of the financial strengthening plan, which was concluded in 2003. The appreciation of the Chilean peso against US dollar also affected the result.

Price Level Restatement. The favorable result of US$1.5 million in price-level restatements to US$2.0 million in the third quarter of 2004 from US$0.5 million during the same period of 2003, is mainly due to the higher inflation rate in Chile.

Exchange Differences. The US$2.2 million dollar increase in exchange differences during third quarter of 2004 with respect to same period of 2003 is the result of US$14.1 million exchange difference gain registered during third quarter of 2004 compared to the US$11.8 million dollar gain with respect to the same period of 2003. This positive effect is due to the 2.5% appreciation of the Chilean peso against US dollar during third quarter of 2004, compared to a 8.0% depreciation in the same period of 2003.

Other Net Other Non Operating Income and expenses. The higher losses of US$12.5 million is mainly explained by a loss of US$39.1 million due to the appreciation of the Chilean peso against the U.S. dollar, this was offset mainly by US$25.0 million of less non operating expenses due to lower tax fines in Chile and provisions of obsolescence of fixed assets from our subsidiary in Brazil, Cachoeira Dourada.

Income Taxes. With respect to income taxes, these showed an increase of US$68.1 million to the third quarter of 2004 compared to the same period of 2003. Consolidated income tax to September amounted to US$121.0 million, comprising an income tax charge of US$70.7 million, being US$8.9 million less than in the same period of the year before, and US$50.2 million of deferred taxes, which represent an increase of US$77.0 million compared to the September 2003 period. The reduction in income tax of US$8.9 million is explained by the inclusion in 2003 of the gains on the sale of Canutillar and Infraestructura 2000, partially offset by the increase in taxes for the 2004 period due to the improved tax results, principally in the Colombian subsidiaries.

The higher charge for deferred taxes, which represented a benefit of US$26.8 million, was principally recorded in Argentina as a result of the effect of the significant devaluation made as part of the country’s Emergency Plan. This occurred because in June 2003 the effects of the tax losses of the companies were booked for the first time, amounting to US$40.6 million at September 30, 2003, caused by the devaluation of the Argentine peso. As a result of the recovery in the exchange rate and improved company results, the tax loss has reduced, leaving losses to be reversed from deferred taxes at September 2004 of US$17.2 million.

Consolidated Balance Sheet Analysis

The evolution of the key financial indicators has been as follows:

Table 2

Assets (Thousand US$)	As of Sept. 2003	As of Sept. 2004	Variation	% Var.

Current Assets	619,880	834,317	214,437	34.6%
Fixed Assets	8,369,514	7,747,445	(622,068)	(7.4%)
Other Assets	762,462	475,254	(287,209)	(37.7%)

Total Assets	9,751,856	9,057,015	(694,840)	(7.1%)

Table 2.1

Assets (Million Ch$)	As of Sept. 2003	As of Sept. 2004	Variation	% Var.

Current Assets	377,445	508,015	130,571	34.6%
Fixed Assets	5,096,197	4,717,419	(378,777)	(7.4%)
Other Assets	464,263	289,382	(174,881)	(37.7%)

Total Assets	5,937,905	5,514,817	(423,088)	(7.1%)

The current assets increased US$214.4 million or 34.6% principally due to US$188.1 million of higher amounts due from related companies, basically to Atacama Finance Co. The company’s fixed assets reduced 7.4% mainly due to the appreciation of the Chilean peso against US dollar exchange year to year. The other assets reduced 37.7% because of lower amount due from related companies because of change of the short term debt into long term debt; the appreciation of the Chilean peso against US dollar also affected this result.

Table 3

Liabilities (Thousand US$) (1)	As of Sept. 2003	As of Sept. 2004	Variation	% Var.

Current liabilities	696,579	712,044	15,464	2.2%
Long-term liabilities	4,260,748	3,767,198	(493,549)	(11.6%)
Minority interest	2,284,370	2,010,656	(273,714)	(12.0%)
Equity	2,510,159	2,567,118	56,959	2.3%

Total Liabilities	9,751,856	9,057,015	(694,840)	(7.1%)

Table 3.1

Liabilities (Million Ch$)	As of Sept. 2003	As of Sept. 2004	Variation	% Var.

Current liabilities	424,147	433,563	9,416	2.2%
Long-term liabilities	2,594,369	2,293,847	(300,522)	(11.6%)
Minority interest	1,390,953	1,224,288	(166,664)	(12.0%)
Equity	1,528,436	1,563,118	34,682	2.3%

Total Liabilities	5,937,905	5,514,817	(423,088)	(7.1%)

(1)	Ch$ figures divided as of September 2004 exchange rate of 1 US$ = Ch$ 608.90

During the third quarter of 2004, long-term liabilities decreased 11.6% or US$493.5 million, as compared to the same period of 2003. This decrease is mainly explained by reduced long term due to banks and financial institutions result of the debt refinance. The effect of the Chilean peso against US dollar exchange rate also played a role in the total liabilities reduction.

Table 4

Indicator	Unit	As of Sept. 2003	As of Sept. 2004	% Var

Liquidity	Times	0.89	1.17	31.5
Acid ratio test *	Times	0.77	1.07	39.0
Leverage **	Times	1.03	0.98	(4.9
Short-term debt	%	14.1	15.9	13.2
Long-term debt	%	85.9	84.1	(2.2

* Current assets net of inventories and pre-paid expenses
** Compounds to the ratio = Total debt / (equity + minority interest)

The Company’s liquidity ratio has improved 31.5% to 1.17 as of September 2004 compared to the same period of 2003, an acid ratio improved 39.0% to 1.07, basically explained by higher current assets due to an increase in amount due from the related company Atacama Finance Co. Leverage has decreased as a consequence of the company’s positive operational performance, the prepayment of financial debt and the appreciation of the Chilean peso against US dollar, which together improved company’s liquidity.

It is important to remember that the main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures.

Consolidated Balance Sheet
(Chilean GAAP)

Table 5.1

ASSETS	Million Ch$		Thousand US$

	As of Sept.2003	As of Sept. 2004	As of Sept. 2003	As of Sept. 2004

CURRENT ASSETS
Cash	5,806	25,695	9,536	42,198
Time Deposits	92,203	123,215	151,426	202,356
Marketable Securities	8,569	6,091	14,073	10,003
Accounts Receivable, net	116,450	132,622	191,246	217,806
Notes receivable	696	175	1,144	287
Other accounts receivable	54,868	13,414	90,110	22,029
Amounts due from related companies	47,040	161,594	77,254	265,387
Inventories, net	11,824	16,362	19,419	26,871
Income taxes recoverable	20,291	7,131	33,323	11,711
Prepaid expenses	3,564	2,420	5,854	3,974
Deferred assets	1,712	3,114	2,812	5,114
Other current assets	14,420	16,186	23,683	26,582

Total currrent assets	377,445	508,015	619,880	834,317

PROPERTY, PLANT AND EQUIPMENT
Property	38,443	36,692	63,135	60,260
Buildings and Infrastructure	5,917,467	5,723,317	9,718,290	9,399,437
Plant and equipment	1,139,409	1,051,719	1,871,258	1,727,244
Other assets	52,649	52,841	86,465	86,780
Technical appraisal	678,859	616,670	1,114,894	1,012,760
Sub - Total	7,826,827	7,481,238	12,854,043	12,286,481
Accumulated depreciation	(2,730,630)	(2,763,819)	(4,484,529)	(4,539,036)

Total property, plant and equipment	5,096,197	4,717,419	8,369,514	7,747,445

OTHER ASSETS
Investments in related companies	183,977	183,847	302,146	301,933
Investments in other companies	77,946	70,870	128,012	116,390
Positive Goodwill	25,122	21,510	41,258	35,327
Negative goodwill	(73,091)	(66,632)	(120,038)	(109,430)
Long-term receivables	18,915	12,398	31,064	20,361
Amounts due from related companies	145,905	661	239,620	1,086
Intangibles	31,740	30,602	52,127	50,257
Accumulated amortization	(7,748)	(8,931)	(12,724)	(14,667)
Others	61,497	45,057	100,998	73,997

Total other assets	464,263	289,382	762,462	475,254

TOTAL ASSETS	5,937,905	5,514,817	9,751,856	9,057,015

Consolidated Balance Sheet
(Chilean GAAP)

Table 5.2

LIABILITIES AND SHAREHOLDERS' EQUITY	Million Ch$		Thousand US$

	As of Sept.2003	As of Sept. 2004	As of Sept. 2003	As of Sept. 2004

CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term	55,426	94,040	91,027	154,443
Current portion of long-term debt	114,109	91,288	187,402	149,922
Notes Payable	-	-	-	-
Current portions of bonds payable	42,049	57,880	69,058	95,056
Current portion of other long-term debt	28,655	24,447	47,060	40,149
Dividends payable	1,174	3,156	1,928	5,183
Accounts payable and accrued expenses	61,379	42,134	100,803	69,197
Miscellaneous payables	25,972	14,589	42,653	23,960
Amounts payable to related companies	53,624	66,952	88,066	109,956
Provisions	21,328	22,719	35,028	37,311
Withholdings	9,510	8,628	15,618	14,170
Income Tax	7,662	3,124	12,583	5,130
Deferred Income	308	185	506	303
Deferred Taxes	-	-	-	-
Other current liabilities	2,951	4,422	4,847	7,262

Total current liabilities	424,147	433,563	696,579	712,044

LONG-TERM LIABILITIES
Due to banks and financial institutions	596,118	314,225	979,008	516,054
Bonds payable	1,720,034	1,739,753	2,824,821	2,857,206
Due to other institutions	140,094	106,828	230,076	175,444
Accounts payable	17,046	15,573	27,995	25,575
Amounts payable to related companies	20,779	-	34,125	-
Accrued expenses	39,492	42,407	64,858	69,646
Deferred taxes	44,914	65,423	73,762	107,445
Other long-Term liabilities	15,893	9,638	26,101	15,828

Total Long-term liabilities	2,594,369	2,293,847	4,260,748	3,767,198

Minority interest	1,390,953	1,224,288	2,284,370	2,010,656

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,056,433	1,050,194	1,734,985	1,724,739
Capital revaluation reserve	12,677	19,954	20,820	32,770
Additional paid-in capital-share premium	209,719	209,923	344,423	344,757
Other reserves	68,310	50,560	112,185	83,034
Total Capital and Reserves	1,347,138	1,330,630	2,212,413	2,185,301

development period of certain subsidiaries	-	-	-	-

Retained Earnings
Retained earnings	112,836	173,244	185,311	284,520
Net Income	68,462	59,244	112,435	97,297
Total Retained Earnings	181,297	232,488	297,746	381,817

Total Shareholders' Equity	1,528,436	1,563,118	2,510,159	2,567,118

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,937,905	5,514,817	9,751,856	9,057,015

Consolidated Cash Flow
(Chilean GAAP)

Table 6

Effective Cash Flow (Thousand US$)	As of Sept. 2003	As of Sept. 2004	Variation	% Var.

Operating	302,006	218,452	(83,554)	(27.7%)
Financing	(513,222)	(179,432)	333,790	65.0%
Investment	233,568	(55,507)	(289,075)	(123.8%)
Net cash flow of the period	22,352	(16,486)	(38,839)	(173.8%)

Table 6.1

Effective Cash Flow (Million Ch$)	As of Sept. 2003	As of Sept. 2004	Variation	% Var.

Operating	183,892	133,016	(50,876)	(27.7%)
Financing	(312,501)	(109,256)	203,245	65.0%
Investment	142,220	(33,798)	(176,018)	(123.8%)
Net cash flow of the period	13,610	(10,039)	(23,649)	(173.8%)

Main aspects of the current period on the effective cash flow statement are:

a)

Cash flow from operating activities during third quarter of 2004 reached US$218.5 million, a decreased 27.7% with respect to the same period of 2003. This results from a net income as of September 2004 of US$97.3 million, charges that do not represent cash flow of US$200.8 million, changes in assets that affect cash flow of US$21.7 million and changes in liabilities that affect cash flow of a negative value US$153.1 million, plus minority interest of US$52.1 million.

b)

Net cash flow from financing activities reached a negative value of US$179.4 million as of September 2004. The main financing activities are loans and debt amortizations by a negative value of US$444.0 million offset by US$343.0 million of proceeds from loans.

c)

Cash flow from investment activities reached a negative value US$55.5 million, from January to September of 2004 explained by a negative value in cash flow due to additions to fixed assets of US$135.9 million corresponding to Chilean investment, which is basically Ralco construction. This was offset by a cash flow of US$31.9 collection upon loans to related companies and US$65.8 million of other income on investments.

Cash Flow From Foreign Operations
(Chilean GAAP)

Table 7

Effective Cash Flow (Million US$)	As of Sept. 2004

	Dividends	Capital Red.	Interests	Intercompany Amortiz.	Total

Argentina	-	-	6.3	22.9	29.2
Brazil	-	7.8	-	-	7.8
Colombia	-	-	22.4	-	22.4
Peru	14.9	3.9	-	-	18.8
Associate Companies	-	0.9	0.1	-	1.0
Investment Companies	-	8.2	10.6	16.6	35.4
Total	14.9	20.8	39.4	39.5	114.6

(2)	The figures expressed in dollars were calculated based on the average quarterly exchange rate.

Consolidated Cash Flow (Chilean GAAP)

Table 8

	Million Ch$		Thousand US$

	As of Sept. 2003	As of Sept. 2004	As of Sept. 2003	As of Sept. 2004

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	68,462	59,244	112,435	97,297

(Profit) loss in sale of assets
(Profit) loss in sale of assets	5,705	(207)	9,369	(340)
Charges (credits) which do not represent cash flows:	114,524	122,266	188,084	200,799
Depreciation	151,789	132,403	249,284	217,447
Amortization of intangibles	1,329	1,110	2,182	1,823
Write-offs and provisions	-	-	-	-
Amortization of positive goodwill	1,294	1,185	2,125	1,947
Amortization of negative goodwill (less)	(12,627)	(12,766)	(20,737)	(20,966)
Accrued profit from related companies (less)	(21,336)	(18,600)	(35,041)	(30,546)
Accrued loss from related companies	144	64	236	105
Net, price-level restatement	(316)	(1,241)	(519)	(2,038)
Net exchange difference	(7,205)	(8,564)	(11,833)	(14,065)
Other credits which do not represent cash flow (less)	(13,062)	(1,496)	(21,451)	(2,456)
Other charges which do not represent cash flow	14,514	30,169	23,837	49,548
Assets variations which affect cash flow:	(42,068)	13,194	(69,089)	21,669
Decrease (increase) in receivable accounts	(84,479)	28,953	(138,740)	47,550
Decrease (increase) in inventories	(1,473)	(6,943)	(2,419)	(11,402)
Dividends from related companies	3,535	4,490	5,805	7,373
Decrease (increase) in other assets	40,349	(13,306)	66,265	(21,853)
Liabilities variations which affect cash flow:	(21,659)	(93,204)	(35,570)	(153,070)
Accounts payable related to operating results	(33,546)	(68,464)	(55,093)	(112,439)
Interest payable	(2,833)	2,900	(4,652)	4,763
Income tax payable	(8,666)	(5,950)	(14,232)	(9,771)
Accounts payable related to non operating results	15,433	(19,516)	25,346	(32,052)
Accrued expenses and withholdings	7,953	(2,174)	13,061	(3,571)
Minority Interest	58,928	31,722	96,778	52,098

Net Positive Cash Flow Originated from Operating Activities	183,892	133,016	302,006	218,452

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and subscribed	-	-	-	-
Proceeds from loans wired	177,415	208,856	291,370	343,005
Proceeds from debt issuance	471,494	25,418	774,337	41,745
Proceeds from loans obtained from related companies	-	3,045	-	5,001
Capital distribution	(9,793)	(3,963)	(16,083)	(6,509)
Other financing sources	6,961	13,131	11,432	21,565
Dividends paid	(34,977)	(67,104)	(57,443)	(110,206)
Loans, debt amortization (less)	(424,561)	(270,343)	(697,260)	(443,986)
Issuance debt amortization (less)	(422,543)	(7,832)	(693,945)	(12,863)
Amortization of loans obtained from related companies	(24,393)	(3,127)	(40,061)	(5,135)
Amortization of expenses in issuance debt	(5,093)	(472)	(8,364)
Other disbursements related to financing (less)	(47,010)	(6,866)	(77,204)	(11,275)

Net Cash Flow Originated from Financing Activities	(312,501)	(109,256)	(513,222)	(179,432)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	155,581	235	255,511	387
Sale of related companies	-	2,543	-	4,176
Sale of other investments	-	63	-	104
Collection upon loans to related companies	49,308	19,415	80,979	31,885
Other income on investments	50,427	40,037	82,817	65,753
Additions to fixed assets (less)	(106,180)	(82,775)	(174,380)	(135,941)
Investments in related companies (less)	(25)	-	(41)	-
Investments in marketable securities	-	-	-	-
Loans provided to related companies (less)	(6,891)	(13,297)	(11,318)	(21,838)
Other investment disbursements (less)	-	(20)	-	(33)

Net Cash Flow Originated from Investment activities	142,220	(33,798)	233,568	(55,507)

Net Positive Cash Flow for the period	13,610	(10,039)	22,352	(16,486)

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	(31,271)	217	(51,356)	357

NET VARIATION OF CASH AND CASH EQUIVALENT	(17,660)	(9,821)	(29,004)	(16,129)

INITIAL BALANCE OF CASH AND CASH EQUIVALENT	126,329	166,756	207,471	273,864

FINAL BALANCE OF CASH AND CASH EQUIVALENT	108,668	156,935	178,467	257,735

Most important changes in the markets where the company operates

ARGENTINA

  On August 4, CAMMESA invited bids under the second INTERNATIONAL PUBLIC TENDER for Agreements for the Provision of Electricity up to 500 MWh per hour to be generated in the Federal Republic of Brazil for introduction into the Argentine Electricity Grid during the period September - November 2004. 809 GWh have been transferred from June to September.

  A rise in seasonal energy prices was approved during August (Res 842/2004). A separation is established for the first time of demand of less than 10 kW; residential consumers maintain the price level current since February 2002 but non-residential customers’ tariffs increase by almost 80%. The demand segment of between 10 and 300 kW will have tariffs increased by 54% and those above 300 kW by 43%. These increases apply as from September 2004.

  The government is inviting sector companies to adhere to its proposal to readapt the MEM (Res. 833 and 936/2004) in which they make available to the authority the funds not collected in the MEM between January 2004 and December 2006 (arising from the difference between the market price and variable production costs). These funds would be used for the construction of the required extensions on the SADI (combined-cycle plants and transmission lines)

BRAZIL

  On July 31, the MME published Decree 5163-2004, which defines the new regulatory framework for the electricity sector, especially the commercialization of electricity and the process of concessions for the entry of new plants. It specifically separates the form of contracting in the free and regulated markets, establishing that distributors buy through tenders made by a state entity. The offer of generation for these tenders will be divided into existing and new energy (generators that join as from the year 2009). The first tenders will be made towards the end of 2004.

  During August, Aneel authorized the MAE to arrange the first for the purchase of energy for the regulated market, to be carried out in November this year. An average of 25 thousand MW will be offered.

  In September, the rules and model contract were published for the energy tenders to be carried out at the end of the year. Such tenders are the only way to sell energy to distribution companies.

CHILE

  On Tuesday, August 24, at 10.20 hours and Thursday, August 26, at 12.59 hours, the first synchronizations were carried out of Units 1 and 2 respectively of the Ralco plant.

  Important increase in the regulated node price for Chile’s main interconnected system in April and October of 2004, as a consequence of the strong growth of electricity demand and also the new reality in terms of the natural gas scenario in Argentina. The last calculation involved a change in structure, with a greater increase of price on the nodes located at the extremes of the interconnected system when compared to the central nodes. The price on every node in which Endesa Chile injects energy into the system resulted higher when compared to the corresponding prices fixed in April 2004, averaging to an approximately 4.5% increase of the Company’s sales price to regulated customers.

COLOMBIA

  The Ministers of Mines and Energy of Colombia, Peru and Ecuador reached an Andean Regional Electricity Integration Agreement. This allows Colombia to enter Ecuador with a third interconnection line and guarantees the sale of some 100 megawatts in Peru.

PERU

  With respect to the problem of distributors without contract, the state issued an Urgent Decree establishing that the energy needs of Distriluz will be assumed by among the private generators during the period January-June 2004 as a function of their firm capacity (these needs should be charged at the bar tariff). For the rest of the year, the state generators will assume these needs. This agreement cannot include the part corresponding to the private distributor Electrosurmedio as it has an outstanding lawsuit with its old energy supplier (Electroperú).

  Publication of the tariff adjustment proposals for energy generation by the Peruvian entity, Osinerg, covering the period November 2004-April 2005 which suggest a 18.8% increase in the monomic price, compared to that set in May 2004. This increase has been due to a better estimate of the Works Plan, a positive adjustment of demand growth, higher fuel costs and an improved forecast of the capacity price.

Market risk analysis

ARGENTINA
- Hydrology: Rainfalls in Argentina during 2004 have been normal (Limay, C.Cura and Neuquén basins) and dry (74% in the Uruguay and Paraná basins).
- Fuel prices: A second natural gas price increase will be made in October. This rise will represent a 17% increase, moving the average price for all the basins from US$ 0.65 per MMBTU to US$ 0.75 per MMBTU.
- Variation in demand: Exports to Brazil have remained at zero since February 2002. Demand increased over 7.2% in the third quarter of 2004.

BRAZIL
- Hydrology: Average rainfalls in the South East-Center West regions during the third quarter were higher than average except in September when they were 86% of normal. Reservoir levels in all regions are above those recorded in 2003.
- Fuel prices: Fuel prices for the thermal generation are irrelevant for the Company as our installed capacity in Brazil is totally hydroelectric.
- Variation in demand: Demand increased over 5.2% in the third quarter of 2004.

CHILE
- Hydrology: The probability of an accumulated surplus for the period April-September 2004 is 70%.
- Fuels risk: Resolution 659 of the Argentine Secretary of Energy establishes the present complementary procedure for the local supply of natural gas and maintains a permanent cut for the SING from the North West basin. This has affected the normal dispatch of the combined-cycle plants, which have had to replace supply shortages with liquid fuels thus increasing the grid’s costs. For the SIC, no cuts have been made to date (except Taltal which is supplied from the North West basin), although that possibility may still occur in the future. The prices of diesel and coal in recent months have risen in the international markets.
- Variation in demand: Demand increased near 7.8% in the third quarter of 2004.

COLOMBIA
- Hydrology: The level of contracts of group companies makes their exposure to the hydrological risk relatively low. Total rainfalls for the SIN from January to September 2004 have been 102%, i.e. in normal conditions. However, rainfalls for the group companies have been surplus for Emgesa (125% of average for Guavio) and deficit for Betania (86% of average).
- Fuel prices: Because of the offers declaration mechanism, the fuel price is just one component of the declared price. For dry conditions, the declared price could rise due to the perception of the companies. The Endesa group has coal-fired thermal generation so an increase in the cost of this fuel would affect the production costs of that plant. But, given the present hydrological conditions, its operations have been reduced.
- Devaluation: During 2004, the local currency has revalued by 6.6% which has benefited revenues under group contracts as their tariffs are monomic and are denominated in Col$.
- Variation in demand: Demand increased near 2.8% in the third quarter of 2004.

PERU
- Hydrology: Edegel is a net seller on the spot market so its exposure to dry hydrological conditions is low. The total water volume held in lakes and reservoirs at September 30 amounted to 83.42 MMm3, representing 29.50% of total capacity and being 44.9% below the average for the last 2 years.
- Fuel prices: The international oil price directly affects the price of the liquid fuels used by most of the thermal plants, so energy prices in the system are strongly affected and the value of signed contracts is reduced.
- Variation in demand: Demand increased over 5.7% in the third quarter of 2004.

Exchange and interest rate risk analysis

The company has a high percentage of its debt denominated in US dollars as most of its sales in its different markets have a level of indexation to that currency.
The Brazilian and Colombian markets have a lesser degree of indexation so the subsidiaries in those markets have more debt in local currency. In the case of Argentina, a large proportion of its revenues come from exports of energy to Brazil which are dollar indexed, so reducing the exchange risk exposure in that country.

Despite this natural exchange hedge, the company, in a scenario of high dollar volatility, has continued to follow its policy of partially covering its dollar borrowings in order to mitigate the variations in results that exchange rate fluctuations cause. In view of the important reduction in the uncovered exchange position in recent years, which have now reached prudent levels, the company has modified its dollar-peso hedging policy by setting a maximum admissible uncovered position over which hedging transactions are carried out.

At September 30, 2004, the company had no outstanding dollar-peso forward contracts as the uncovered exchange position did not exceed the admissible maximum. At the same date of the previous year, the company had dollar-peso forward contracts outstanding of US$ 194 million. The change is mainly because of the reduction in the uncovered position following the decline in its dollar debt and the above-mentioned policy modification.

Regarding the interest rate risk, the company has approximately 89% of its debt at fixed rates and 11% at floating rates at September 30, 2004. This proportion is very similar to the 90% / 10 % fixed / floating rates at the same date in 2003 and has enabled the company to minimize the risk of interest rate fluctuations in the different markets in which it operates.

Business Information
Main Operating Figures

Table 9
January-September 2004	Chocón (GWh)	Costanera (GWh)	Betania (GWh)	Emgesa (GWh)	Cachoeira (GWh)	Edegel (GWh)	Chile (GWh)
Total generation	2,737.0	5,968.0	1,415.3	7,603.4	2,394.2	3,171.6	12,086.0
Hydro generation	2,737.0		1,415.3	7,548.6	2,394.2	2,924.4	8,678.7
Thermo generation		5,968.0		54.8		247.2	3,407.3
Purchases	118.0	95.0	535.3	2,141.4	420.5	195.2	1,671.4
Purchases to related companies							3,803.9
Purchases to related companies on the spot market							231.6
Purchases to other generators				113.8		90.5	847.2
Purchases at spot	118.0	95.0	535.3	2,027.6	420.5	104.6	824.2
Losses and own consumption		230.0	-	65.2		142.7	175.6
Total energy sales	2,854.0	5,833.0	1,951.1	9,680.1	2,814.7	3,224.2	13,581.8
Sales at regulated prices			924.5	4,217.2	2,215.5	1,172.9	7,843.5
Sales at unregulated prices	700.0	599.0		2,184.4	267.5	1,308.1	3,677.9
Sales at spot marginal cost	2,154.0	5,234.0	1,026.6	3,278.5	331.7	743.2	2,060.4
Sales to related companies			-				4,035.5
Market Share on sales (%)	4.6	9.4%	3.9%	19.5%	1.2%	23.4%	39.8%

January-September 2003	Chocón (GWh)	Costanera (GWh)	Betania (GWh)	Emgesa (GWh)	Cachoeira (GWh)	Edegel (GWh)	Chile (GWh)
Total generation	3,488.0	2,687.0	1,167.1	6,765.1	2,085.9	3,413.3	12,351.4
Hydro generation	3,488.0		1,167.1	6,597.7	2,085.9	3,402.8	9,840.4
Thermo generation	-	2,687.0	-	167.4	-	10.4	2,511.1
Purchases	490.0	639.0	795.5	2,482.1	694.9	139.6	1,803.6
Purchases to related companies				390.2			2,790.8
Purchases to related companies on the spot market
Purchases to other generators				88.7			616.0
Purchases at spot	490.0	639.0	795.5	2,003.2	694.9		1,187.5
Losses and own consumption		88.0	-	74.6		152.1	192.6
Total energy sales	3,977.0	3,238.0	1,962.5	9,173.0	2,780.8	3,400.8	13,962.4
Sales at regulated prices			443.6	4,610.9	2,483.8	1,072.3	7,478.3
Sales at unregulated prices	1,901.0	1,498.0	-	1,896.5	-	1,240.7	4,324.4
Sales at spot marginal cost	2,076.0	1,740.0	1,128.7	2,665.6	297.0	1,087.9	2,159.7
Sales to related companies			390.2				2,790.8
Market Share on sales (%)	6.9%	5.6%	3.9%	18.3%	1.2%	22.1%	44.1%

Table 9.1
January-September 2004	Endesa (GWh)	Pangue (GWh)	Pehuenche (GWh)	San Isidro (GWh)	SIC (GWh)	SING (GWh)	Chile (GWh)
Total generation	6,303.1	1,005.2	2,414.2	2,048.5	11,770.9	315.1	12,086.0
Hydro generation	5,259.3	1,005.2	2,414.2	-	8,678.7	-	8,678.7
Thermo generation	1,043.7	-	-	2,048.5	3,092.3	315.1	3,407.3
Purchases	4,979.6	231.6	-	62.7	1,238.4	433.0	1,671.4
Purchases to related companies	3,803.9	-	-	-	3,803.9	-	3,803.9
Purchases to related companies on the spot market	-	231.6	-	-	231.6	-	231.6
Purchases to other generators	847.2	-	-	-	847.2	-	847.2
Purchases at spot	328.5	-	-	62.7	391.2	433.0	824.2
Losses and own consumption	130.3	9.0	22.9	10.0	172.3	3.3	175.6
Total energy sales	11,152.3	1,227.7	2,391.3	2,101.3	12,837.1	744.7	13,581.8
Sales at regulated prices	7,760.0	-	41.5	42.0	7,843.5	-	7,843.5
Sales at unregulated prices	2,352.9	-	81.6	498.6	2,933.2	744.7	3,677.9
Sales at spot marginal cost	807.7	323.4	849.5	79.8	2,060.4	-	2,060.4
Sales to related companies	231.6	904.4	1,418.6	1,480.9	4,035.5	-	4,035.5
Market Share on sales (%)	42.3%	1.3%	3.8%	2.4%	49.8%	9.0%	39.8%

January-September 2003	Endesa (GWh)	Pangue (GWh)	Pehuenche (GWh)	San Isidro (GWh)	SIC (GWh)	SING (GWh)	Chile (GWh)
Total generation	6,564.0	1,142.8	2,688.5	1,663.3	12,058.6	292.8	12,351.4
Hydro generation	6,009.1	1,142.8	2,688.5	-	9,840.4	-	9,840.4
Thermo generation	554.9	-	-	1,663.3	2,218.3	292.8	2,511.1
Purchases	3,582.4	223.7	-	363.9	1,379.2	424.4	1,803.6
Purchases to related companies	2,790.8	-	-	-	2,790.8	-	2,790.8
Purchases to related companies on the spot market
Purchases to other generators	616.0	-	-	-	616.0	-	616.0
Purchases at spot	175.6	223.7	-	363.9	763.1	424.4	1,187.5
Losses and own consumption	148.9	11.9	19.1	9.6	189.6	3.0	192.6
Total energy sales	9,997.5	1,354.5	2,669.4	2,017.6	13,248.2	714.2	13,962.4
Sales at regulated prices	6,491.8	906.2	40.4	39.9	7,478.3	-	7,478.3
Sales at unregulated prices	3,032.1	0.1	96.2	481.8	3,610.2	714.2	4,324.4
Sales at spot marginal cost	473.7	448.2	1,139.4	98.4	2,159.7	-	2,159.7
Sales to related companies	-	-	1,393.4	1,397.4	2,790.8	-	2,790.8
Market Share on sales (%)	41.8%	5.7%	5.3%	2.6%	55.4%	9.2%	44.1%

Endesa Chile’s Operating Income break down by country
(Chilean GAAP)

Table 10

	Million Ch$		Thousand US$

	Jan.- Sept. 2003	Jan.- Sept. 2004	Jan.- Sept. 2003	Jan.- Sept. 2004	% Var.

Operating Revenues	744,141	804,456	1,222,107	1,321,163	8.1%

Energy sales:
Chocón	29,725	24,421	48,817	40,106	(17.8%)
Costanera	66,689	101,436	109,524	166,589	52.1%
Betania - Emgesa	175,550	201,511	288,307	330,942	14.8%
Cachoeira	28,210	31,128	46,329	51,121	10.3%
Edegel	92,742	102,658	152,311	168,595	10.7%
Chile	329,026	319,531	540,362	524,768	(2.9%)
Other revenues:	22,199	23,772	36,457	39,041	7.1%

Operating Expenses	(444,369)	(502,620)	(729,789)	(825,456)	(13.1%)

Chocón	(25,247)	(18,565)	(41,463)	(30,489)	26.5%
Costanera	(42,040)	(78,908)	(69,043)	(129,591)	(87.7%)
Betania - Emgesa	(101,575)	(104,442)	(166,817)	(171,526)	(2.8%)
Cachoeira	(21,201)	(19,984)	(34,819)	(32,820)	5.7%
Edegel	(35,899)	(56,185)	(58,956)	(92,272)	(56.5%)
Chile	(218,407)	(224,536)	(358,691)	(368,758)	(2.8%)

Operating Margin	299,772	301,836	492,318	495,707	0.7%

SG&A	(23,795)	(24,745)	(39,078)	(40,639)	(4.0%)

Chocón	(347)	(440)	(569)	(723)	(27.0%)
Costanera	(1,128)	(1,544)	(1,853)	(2,535)	(36.8%)
Betania - Emgesa	(2,769)	(2,758)	(4,547)	(4,530)	0.4%
Cachoeira	(1,199)	(1,192)	(1,970)	(1,958)	0.6%
Edegel	(5,832)	(5,835)	(9,578)	(9,583)	(0.1%)
Chile	(12,520)	(12,975)	(20,561)	(21,309)	(3.6%)

Operating Income	275,978	277,091	453,240	455,068	0.4%

Endesa Chile’s Ownership Structure, as of September 30, 2004
Total Shareholders: 25,738. Total Shares Outstanding: 8,201,754,580

Table 11

Shareholder	% Holding

Enersis	59.98%
Chilean Pension Funds	21.49%
ADR’s	4.42%
Individuals	6.07%
Others	8.04%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended September 30, 2004, on Friday, October 29, 2004, at 10:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 614 49 10, international.
Dial-In number: 1 (800) 591 69 44
Passcode I.D.: 84423116

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 29896184

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet, or listen to a webcast replay of the call you may access www.endesa.cl, (please not that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: October 29, 2004	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager